Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

Bitwise XRP ETF

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Exchange-Traded Vehicle Securities	Bitwise XRP ETF	(1)	457(u)		$	$			$

Total Offering Amounts:								$0.00			0.00
Total Fees Previously Paid:
Total Fee Offsets:
Net Fee Due:											$0.00

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Offering Note(s)

(1)	An indeterminate number of the securities is being registered as may from time to time be sold at indeterminate prices. In accordance with Rules 456(d) and 457(u), the registrant is deferring payment of all of the registration fee and will pay the registration fee subsequently on an annual basis.